SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

8 January, 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 8 January, 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

           Protherics submits DigiFabTM New Drug Submission in Canada

London, UK; Brentwood, TN, US: 8 January 2007 - Protherics PLC ("Protherics"
or the  "Company"),  the  international  biopharmaceutical  company  focused  on critical  care and  cancer,  today  announces  that it has  submitted a New Drug
Submission  to the  Health  Products  and  Food  Branch  of  Health  Canada  for
DigiFabTM.  DigiFabTM  is the  leading  digoxin  antidote  in the US where it is approved for the treatment of life-threatening  or potentially  life-threatening digoxin toxicity or overdose.

DigiFabTM is an ovine derived antibody fragment (Fab) preparation for the treatment of digoxin intoxication, which can produce severe effects on the heart and central nervous system, sometimes leading to death.  Protherics is seeking to expand DigiFabTM into markets outside of the US, including Canada and Europe.

Subject to regulatory review, Protherics expects to receive marketing approval in the UK in the first half of 2007, in other European countries in the following six to twelve months and in Canada in 2008.  In addition, Protherics recently announced an agreement with Roche to replace its digoxin antidote,
Digitalis-Antidot(R), with DigiFabTM to facilitate its withdrawal from the market.  Protherics estimates that the market opportunity for digoxin antidotes outside of the US is approximately $5 to $10 million per annum.

Andrew Heath, Chief Executive of Protherics said:

"DigiFab is now the established market leader in the digoxin antidote market, worth an estimated $30 million per annum, and we are consolidating this position by making our product more widely available outside of the US.  It is important to maximise our revenue generating opportunities from our niche marketed products, in parallel with delivering value from our recently expanded development pipeline."

                                   |  Ends  |

For further information please contact:

Protherics
Andrew Heath, CEO                                          +44 (0) 20 7246 9950
Saul Komisar, President Protherics Inc                          +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                            +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                         +1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About DigiFabTM

DigiFabTM contains purified ovine polyclonal antibody fragments and each vial of
DigiFabTM, which contains 40 mg of digoxin immune Fab, will bind approximately
0.5 mg digoxin.

DigiFabTM is indicated in the US for the treatment of patients with life-threatening or potentially life-threatening digoxin toxicity or overdose.
Clinical conditions requiring administration of DigiFabTM include known suicidal or accidental consumption of fatal doses of digoxin, chronic overdoses or any ingestion leading to life-threatening manifestations of toxicity, such as ventricular arrhythmia.

In clinical studies, DigiFabTM reduced digoxin in the blood to undetectable levels in all subjects and digoxin toxicity was resolved in 14 out of 15 (93%)
patients 20 hours after receiving DigiFabTM.

Adverse reactions that could occur with the use of DigiFabTM include exacerbation of low cardiac output states and congestive heart failure due to the withdrawal of the inotropic effect of digitalis, hypokalemia due to reactivation of the sodium-potassium ATPase, rapid ventricular response in patients with atrial fibrillation due to withdrawal of the effects of digitalis on the atrioventricular node and rare allergic reactions.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development, manufacture and marketing of specialist products for critical care and oncology.

Protherics' strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline.  With a proven track record, Protherics' goal is to develop and attract additional critical care and cancer products for its sales and marketing teams to distribute in the US and
Europe.

The  majority of the  Company's  sales  revenues  (GBP17.7m in the year ended 31
March 2006) are derived from two critical  care  products,  CroFabTM  (pit viper antivenom) and DigiFabTM  (digoxin  antidote) which were developed by Protherics and are sold, in the US, through Fougera Inc, a division of Altana AG.

Protherics potentially has two blockbuster opportunities in its critical care franchise. CytoFabTM is being developed by AstraZeneca for the treatment of severe sepsis, and is expected to start an additional phase 2 study in 2007. In addition the Company has in-licensed the intellectual property from Glenveigh (a small private US based company) relating to the use of anti-digoxin polyclonal antibody fragments such as DigiFabTM and GSK's Digibind(R) in the treatment of pre-eclampsia and eclampsia.  Glenveigh is currently undertaking a phase 2b study with Digibind(R) which Protherics expects to report in 2007.

Following the recent acquisition of MacroMed, a US based drug development and manufacturing company, Protherics has four cancer products in development, including VoraxazeTM. VoraxazeTM is expected to be approved, subject to regulatory reviews, in the EU in H1 2007 and in the US from H2 2008, as an intervention when methotrexate blood levels remain dangerously elevated following high dose therapy for the treatment of cancer.  Protherics is planning to build its own sales force to undertake the sales and marketing of VoraxazeTM.
In addition, the Company is developing its Angiotensin Therapeutic Vaccine for the treatment of hypertension.

With headquarters in London, the Company has about 260 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual
Report on Form 20-F and other reports filed from time to time with the U.S.
Securities and Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of
Protherics.